QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

January 22, 2015

Mr. Justin Dobbie

Ms. Loan Lauren Nguyen

United States Securities and Exchange Commission

Division of Corporate Finance
Washington D.C.20549

Re: Quest Management Inc.

Registration Statement on Form S-1

Filed December 23, 2014

File No. 333-201215

Dear Mr. Dobbie and Ms. Nguyen,

Thank you for your review of our Registration Statement. In response to your comments we have amended the Registration Statement or have the following comments:

General

1.

Please provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

We do not have any written communications, as defined in Rule 405 under the Securities Act.

Prospectus Summary, page 3

2.

We note that your auditor has expressed substantial doubt regarding your ability to continue as a going concern. Please disclose your monthly burn rate, pre- and post-offering, and the month you will run out of funds without additional capital.

The disclosure has been added.

Our Company, page 3

3.	We note the disclosure that your principal “offices” are located in Latvia. Please clarify that you currently have one office and that your initial business operations will be conducted in Latvia.

The disclosure has been clarified.

4.	Please clarify the third paragraph that you intend on marketing the sale and distribution of exercise equipment manufactured by third-parties on your website.

The disclosure has been clarified.

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QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

5.	When available, please include the address of your website.

We will include the address of the website as soon as we have it available.

The Offering, page 5

6.

Please revise to disclose in this section (a) the implied aggregate value of all of your common stock intended to be outstanding after the offering, based on the offering price of $0.04 and (b) your total stockholders’ equity as of the most recent balance sheet date presented in the filing. It appears from information in this section that 6,000,000 shares of common stock will be outstanding after the offering, for which the implied aggregate value is $240,000.

We have included the implied aggregate value. The total stockholders’ equity is included in the Summary Financial table in this section.

Jumpstart Our Business Act, page 6

7.

Please reconcile the disclosure in the fourth-to-last paragraph on page 7 with your disclosure in the second-to-last paragraph that you have “irrevocably opted out” of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b) of the JOBS Act. As applicable, please revise accordingly throughout the prospectus.

We have reconciled the statements.

Use of Proceeds, page 15

8.

We note your disclosure regarding the uses of proceeds assuming the sale of 25%, 50%, 75% and 100% of the securities under this registration statement. Please reconcile the amounts for the uses assuming that 50% of the securities are sold as the amounts do not appear to total $40,000. Please similarly revise page 28 accordingly.

The have corrected the amount for advertising from $10,000 to $15,000.

9.	Please revise to account for the cost of this offering in your use of proceeds table. We note the information on page 38 indicating that the estimated expenses for the offering are $8,810.

We will pay all expenses incurred in this offering as disclosed in the registration statement. The Company determined it would pay for the offering costs from cash on hand, and if necessary loans from the director rather than from offering proceeds.

Competition, page 25

10.	We note your statement that none of the competitors referred to on page 25 focus on exercise equipment. Please explain why you have included such companies as your competitors.

We have explained below why we believe these are our main competitors:

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QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

#1: Plaza Network, Inc. (http://www.ecplaza.net/)

They sell the same type of products which are made in China, therefore we see them as our competition:

1) GS Approved 4-Station Gym fitness equipment

http://www.ecplaza.net/trade-leads-seller/gs-approved-4-station-gym--8224744.html

2) Chin Up Bar/ Chin Pull Up Bar/Iron door gym w/ AB Straps

http://www.ecplaza.net/trade-leads-seller/chin-up-bar-chin-pull--6697913.html

3) Multifunction Home Gym Equipment, 1 station Home Gym, 2 station Home Gym
http://www.ecplaza.net/trade-leads-seller/multifunction-home-gym-equipment-1--5547557.html

4) Commercial Gym Equipment Standing Calf Raise XH10
http://www.ecplaza.net/product/commercial-gym-equipment-standing-calf--373285-3646164.html

5) Indoor Decline Chest Press Gym Machine
http://www.ecplaza.net/product/indoor-decline-chest-press-gym--425760-3610584.html

6) Patent Fitness Equipment Horse Riding Machine-HR300-08-05
http://www.ecplaza.net/product/patent-fitness-equipment-horse-riding--413740-3509711.html

7) ESINO Home Motorized Electric Mini Exercise Bike
http://www.ecplaza.net/product/esino-home-motorized-electric-mini--423355-3582512.html

8) HXLK-039 Treadmill
http://www.ecplaza.net/product/hxlk-039-treadmill--429207-3646813.html

9) new design gym equipment names seated Row
http://www.ecplaza.net/product/new-design-gym-equipment-names--373285-3646275.html

10) Household Treadmill
http://www.ecplaza.net/product/household-treadmill--407627-3635926.html

11) Land Fitness equipment / Gym equipment / Chest press machine(LD-7070)
http://www.ecplaza.net/product/land-fitness-equipment-gym-equipment--427681-3631238.html

12) Decline Bench Press, Strength Fitness
http://www.ecplaza.net/product/decline-bench-press-strength-fitness--426481-3619222.html

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QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

13) Hot Sale Commercial Hammer Strength Leg Press Gym Equipment
http://www.ecplaza.net/product/hot-sale-commercial-hammer-strength--425760-3610454.html

14) exercise spinning bike
http://www.ecplaza.net/product/exercise-spinning-bike--419117-3533320.html

#2: Global Sources Ltd. (http://www.globalsources.com)

This company site sells a lot of the similar products as we do, thus we consider them our direct competitor:

1) Bailih Commercial Gym Strength Equipment, Abductor, CE Mark
http://www.globalsources.com/gsol/I/Multigym-training/p/sm/1115567988.htm#1115567988

2) GYM Exercise Bikes, Durable, High-quality
http://www.globalsources.com/gsol/I/Recumbent-exercise/p/sm/1113849324.htm#1113849324

3) LAT Pull-down, GYM Equipment P110
http://www.globalsources.com/gsol/I/Isolateral-machine/p/sm/1115762964.htm#1115762964

4) Commercial Gym Strength Equipment, Upper Back, CE Mark
http://www.globalsources.com/gsol/I/Multigym-training/p/sm/1115023909.htm#1115023909

5) Bailih Commercial Gym Strength Equipment, Flat Bench, CE Mark
http://www.globalsources.com/gsol/I/Multigym-training/p/sm/1115022344.htm#1115022344

6) Luxury gym body building equipment, deep pedal stand (squat rack)
http://www.globalsources.com/gsol/I/Strength-training/p/sm/1112822538.htm#1112822538

7) Fitness Weight Gym Equipment of Multi Hip, Cheap Price
http://www.globalsources.com/gsol/I/Strength-training/p/sm/1110359507.htm#1110359507

8) Dumbbell bench gym fitness power rack
http://www.globalsources.com/gsol/I/Strength-training/p/sm/1115220394.htm#1115220394

9) Adjustable Bench, P160 New Style Gym Strength Equipment
http://www.globalsources.com/gsol/I/Strength-training/p/sm/1115041300.htm#1115041300

10) Multi-gym Training Equipment with Pneumatic Seat Adjustment
http://www.globalsources.com/gsol/I/Strength-training/p/sm/1081089006.htm#1081089006

4

QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

#3: Alibaba.com Hong Kong Limited (http://www.alibaba.com/)

This is the biggest competitor we have, as they sell a great variety and a great quantity of the same kind of merchandise which we do:

1) Top Quality fitness equipment
http://www.alibaba.com/product-detail/Top-Quality-fitness-equipment_211430019.html

2) CE and ROHS Approved Seated Chest Press BS-001/Commercial Gym Equipment
http://www.alibaba.com/product-detail/CE-and-ROHS-Approved-Seated-Chest_1097532156.html

3) BFT-3004 High Pully gym equipment/fitness machine/gym

http://www.alibaba.com/product-detail/BFT-3004-High-Pully-gym-equipment_1438038537.html

4) CE Approved Body Building Fitness Equipment/ Seated Row(TZ-4004)

http://www.alibaba.com/product-detail/CE-Approved-Body-Building-Fitness-Equipment_522659861.html

5) Strength Training Equipment Treadmill Vibration Plate Gym
http://www.alibaba.com/product-detail/Strength-Training-Equipment-Treadmill-Vibration-Plate_1874734885.html

6) Crossfit Rack/gym equipments

http://www.alibaba.com/product-detail/Crossfit-Rack-gym-equipments_1622170127.html

7) XG-Q-9031 45 Leg Press/Hack Squat /Gym Equipment

http://www.alibaba.com/product-detail/XG-Q-9031-45-Leg-Press_332118987.html

8) Aolite 2014 New Product Commercial Gym Equipment

http://www.alibaba.com/product-detail/Aolite-2014-New-Product-Commercial-Gym_1421001430.html

9) 6.0HPP IT6000 fitness equipment motorized commercial treadmill

http://www.alibaba.com/product-detail/6-0HPP-IT6000-fitness-equipment-motorized_1603247013.html

10) High Quality Glute Machine 2014 Commercial Gym Equipment

http://www.alibaba.com/product-detail/High-Quality-Glute-Machine-2014-Commercial_1026598648.html

5

QUEST MANAGEMENT INC.

1 Kalnu iela, Malta, LV-4630, Latvia

Telephone (702)907-8836 - questmanagementinc@gmail.com

Market for Common Equity and Related Stockholder Matters, page 27

Securities Authorized Under Equity Compensation Plans, page 27

11.	Please revise to remove the reference to mineral exploration activities or advise.

We have corrected the disclosure.

Exhibits

12.

It appears that you have not included the schedules of delivery and procedures and terms for the sales and purchase contracts. Please re-file Exhibits 10.2 – 10.8 to include the finalized agreements which contain all schedules and terms or advise.

Each contract has its own slightly different delivery terms. We have purchased goods from one supplier so far. The merchandise was available for pick-up from the supplier’s local warehouse in California. The contracts included in the filing (our exhibits 10.2-10.8) are the final contracts with each of our suppliers. Each contract has its own slightly different delivery terms. Each supplier wanted to see what is written in each contract. Normally, the delivery term was 30 days, but some companies have agents in the U.S. which have some or all of the merchandise on hand, which makes our delivery to our customer(s) very easy and simple.

The company acknowledges that:

☐	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

☐

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

☐

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

 Sincerely,

/s/ Dmitrij Ozolins

Dmitrij Ozolins

President and Chief Executive Officer

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